Filed Pursuant to Rule 433
Registration No. 333-168704
August 10, 2010
Pricing Term Sheet

Issuer:	The Goodyear Tire & Rubber Company

Ratings:	B1/B+

Security:	8.250% Senior Notes due 2020

Maturity:	August 15, 2020

Face Amount:	$900,000,000

Gross Proceeds:	$892,467,000

Gross Spread:	1.875%

Net Proceeds (after deducting underwriting discounts and commissions but before offering expenses):	$875,592,000

Coupon:	8.250%

Offering Price:	99.163%

Yield:	8.375%

Trade Date:	August 10, 2010

Settlement Date:	August 13, 2010 (T+3)

Interest Payment Dates:	February 15 and August 15, beginning February 15, 2011

Record Dates:	February 1 and August 1

Optional Redemption:	On or after:	Price:

	August 15, 2015	104.125%

	August 15, 2016	102.750%

	August 15, 2017	101.375%

	August 15, 2018 and thereafter	100.000%

Make Whole:	Makewhole call @ T+50bps prior to August 15, 2015

Equity Clawback:	35% at 108.25% until August 15, 2013

Spread to Treasury:	+562 bps

Reference Treasury:	UST 3.50% due May 15, 2020

Joint Book-Running Managers:	Deutsche Bank Securities Inc., Barclays Capital Inc. and Morgan Stanley & Co. Incorporated

Co-Managers:	BNP Paribas Securities Corp., HSBC Securities (USA) Inc., Natixis Bleichroeder LLC and Wells Fargo Securities, LLC

CUSIP/ISIN:	382550 BB6 / US382550BB69

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611.